SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

816212104

(CUSIP Number)

June 27, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104

1.	Names of Reporting Persons. RUSNANO
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,489,280*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,489,280*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,489,280*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 8.3%
12.	Type of Reporting Person CO

*	Includes 13,103 shares which may be acquired by RUSNANO pursuant to an outstanding warrant exercisable within 60 days of June 27, 2016.

Item 1(a)	Name of Issuer: Selecta Biosciences, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 480 Arsenal Street, Building One, Watertown, MA 02472

Item 2 (a)	Name of Person Filing: RUSNANO

Item 2 (b)	Address of Principal Business Office or, if none, Residence: 10A prospect 60-letiya Oktyabrya, 117036 Moscow, Russian Federation

Item 2 (c)	Citizenship: Russian Federation

Item 2 (d)	Title of Class of Securities: Common Stock, $0.0001 par value per share

Item 2 (e)	CUSIP Number: 816212104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,489,280 shares*

(b)	Percent of class: 8.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,489,280 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,489,280 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	Includes 13,103 shares which may be acquired by RUSNANO pursuant to an outstanding warrant exercisable within 60 days of June 27, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2016
Date

/s/ Yury Udaltsov
Signature

Yury Udaltsov, Deputy Chairman of the Management Board of Management Company RUSNANO LLC
Name/Title